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KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2003

(unaudited – see Notice to Reader)

dw 1/23

Steingarten Schechter & Co.

Steingarten Schechter & Co.
An Independent Member Of Baker Tilly International
Chartered Accountants
410 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

NOTICE TO READER

We have compiled the Balance Sheet of KELSO TECHNOLOGIES INC. as at November 30, 2003 and the Statement of Operations and Deficit and Cash Flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these financial statements may not be appropriate for their purposes.

Steingarten Schechter & Co.
Chartered Accountants

December 18, 2003
Vancouver, British Columbia

KELSO TECHONOLOGIES INC.

CONSOLIDATED BALANCE SHEET

(unaudited – see Notice to Reader)

	November 30, 2003	August 31, 2003
ASSETS		
Current:		
Cash	$ 219,504	$ 128,627
Goods and Services Tax receivable	1,487	1,083
	$ 220,991	$ 129,710
Equipment, at cost less accumulated amortization of $21,250 (August 31, 2003 - $20,731)	7,618	8,137
	$ 228,609	$ 137,847
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 13,132	$ 45,294
Funds advanced for share subscription	24,277	117,465
	$ 37,409	$ 162,759
SHAREHOLDERS' EQUITY (DEFICIT)		
Share Capital:		
Authorized:		
100,000,000 common shares, without par value		
100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting, preference shares, Series I		
Issued and fully paid:		
39,558,246 common shares	$ 6,392,845	$ 6,014,168
62,650 Class "A" convertible preference shares, Series I	62,650	62,650
	$ 6,455,495	$ 6,076,818
Deficit (page 3)	(6,264,295)	(6,101,730)
	$ 191,200	$ (24,912)
	$ 228,609	$ 137,847

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(unaudited – see Notice to Reader)

	Three Months Ended November 30, 2003	Three Months Ended November 30, 2002
Revenue	$ -	$ -
Expenses:		
Accounting and legal	$ 37,898	$ 3,368
Advertising	188	600
Amortization	519	550
Automobile	1,981	2,212
Bank charges and interest	159	219
Consulting	57,675	39,732
License and fees	2,239	3,552
Management fees	33,000	24,550
Office	10,646	4,892
Rent	2,527	2,527
Telephone	1,439	1,772
Travel and promotion	9,518	5,279
	$ 157,789	$ 89,253
Loss before the undernoted	$ (157,789)	$ (89,253)
Interest income	127	264
Research and development costs	(4,903)	(46,458)
Net loss for the period	$ (162,565)	$ (135,447)
Deficit, beginning of period	(6,101,730)	(5,492,197)
Deficit, end of period	$ (6,264,295)	$ (5,627,644)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited – see Notice to Reader)

	Three Months Ended November 30, 2003	Three Months Ended November 30, 2002
Cash flows from (used in) operating activities		
Net loss for the period (page 3)	$ (162,565)	$ (135,447)
Add: item not affecting cash		
- amortization	519	550
	$ (162,046)	$ (134,897)
Changes in other non-cash working capital		
Goods and Services Tax receivable	(404)	1,501
Accounts payable and accrued liabilities	(32,162)	(32,108)
	$ (194,612)	$ (165,504)
Cash flows from financing activities		
Funds advanced for share subscription	$ 24,277	$ -
Issuance of common shares	261,212	207,147
	$ 285,489	$ 207,147
Increase in cash during the period	$ 90,877	$ 41,643
Cash, beginning of period	128,627	92,492
Cash, end of period	$ 219,504	$ 134,135

KELSO TECHNOLOGIES INC.

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended November 30, 2003

(unaudited – see Notice to Reader)

1. Basis of Operations

The accompanying financial information reflects the same accounting policies and methods of applications as the audited consolidated financial statements for the year ended August 31, 2003. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principals because certain information included in the audited consolidated financial statement for the year ended August 31, 2003 has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report.

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Three Months Ended November 30, 2003

1. No deferred costs were incurred during the period.

2. Related Party Transactions:

Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the period:

Consulting	$	32,175
Management fees	$	33,000
Rent	$	2,528
Legal	$	27,228

These transactions are in the normal course of operations and are measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $1,493 to related parties.

3. Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
09/08/03	Common	Private Placement	1,333,301	$0.10	$ 133,330	Cash
09/18/03	Common	Exercise of Warrants	30,000	$0.10	$ 3,000	Cash
09/24/03	Common	Exercise of Warrants	50,000	$0.10	$ 5,000	Cash
09/29/03	Common	Exercise of Warrants	60,000	$0.10	$ 6,000	Cash
09/29/03	Common	Private Placement	75,000	$0.10	$ 7,500	Cash
10/02/03	Common	Exercise of Warrants	1,000,000	$0.10	$ 100,000	Cash

3. Summary of Securities Issued During the Period, continued

10/16/03	Common	Exercise of Options	20,000	$0.10	$ 2,000	Cash
10/28/03	Common	Exercise of Warrants	48,280	$0.10	$ 4,828	Cash
10/28/03	Common	Exercise of Warrants	482,740	$0.10	$ 48,274	Cash
11/05/03	Common	Exercise of Warrants	25,000	$0.10	$ 2,500	Cash
11/17/03	Common	Exercise of Warrants	150,000	$0.12	$ 18,000	Cash
11/20/03	Common	Exercise of Options	120,000	$0.13	$ 15,600	Cash
11/26/03	Common	Exercise of Options	145,529	$0.10	$ 14,553	Cash
11/26/03	Common	Exercise of Options	164,471	$0.11	$ 18,092	Cash

4. Share Capital:

a) Authorized:
100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting preference, Series 1
100,000,000 common shares without par value

b) Issued and Fully Paid:
39,558,246 common shares
62,650 Class "A" convertible, voting preference shares, Series 1

c) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at November 30, 2003

Number of Shares	Exercise Price	Expiry Date
810,925	$0.11	March 3, 2005
56,647	$0.11	April 18, 2005
29,500	$0.10	April 18, 2005
282,645	$0.11	October 6, 2005
98,257	$0.10	November 22, 2006
797,375	$0.10	September 4, 2007
206,071	$0.11	November 4, 2007
418,500	$0.13	March 28, 2008

c) Summary of Options, Warrants and Convertible Securities, continued

ii) Warrants Outstanding at November 30, 2003

Number of Shares	Exercise Price	Expiry Date
143,750	$0.20	January 5, 2004*
74,832	$0.30	January 5, 2004*
19,000	$0.25	January 10, 2004*
10,333	$0.30	January 10, 2004*
38,750	$0.20	April 3,2004*
75,000	$0.16	April 23,2004
200,000	$0.12	May 8, 2004
3,500	$0.30	June 10, 2004
1,018,880	$0.10	October 28, 2004
3,500	$0.35	November 23, 2004
834,088	$0.15	May 21, 2005
187,500	$0.16	July 2, 2005
1,333,301	$0.11	September 4, 2005
75,000	$0.11	September 28, 2005

* The share purchase warrants not exercised by the expiry date indicated will be extended one year and the exercise price indicated will increase by 15%.

d) Escrowed Shares:

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Officers

Stephen L. Grossman – President and CEO
John Carswell – Vice President, Business Development, Corporate Communications and Marketing
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Three Months Ended November 30, 2003

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso has concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. These cars are now traveling throughout all of North America.

On October 7, 2003, Kelso announced that it had signed an agreement with the investment banking firm of Goldsmith-Agio-Helms (GAH) to assist Kelso in securing additional growth capital. GAH represents hundreds of middle-market businesses owned by prominent entrepreneurs, private equity groups, Fortune 500 companies, and other public and private companies, in a broad range of industries. The firm operates internationally from its offices in Minneapolis, New York Chicago, Los Angeles, Naples (Florida) and London, England.

GAH provides financial advisory services to middle-market businesses, typically ranging in size from US$25 Million to US$500 Million. In raising capital through private placements for its clients, the firm's principals have negotiated and closed transactions ranging from US$5 Million to US$1Billion. (Source: www.agio.com) Since Kelso would not normally qualify for such a highly respected investment firm, Kelso is very grateful GAH understood the type of future Kelso might have in the coming years and chose to assist Kelso in its financial goals.

From October 21 through 23, 2003, Kelso attended the AAR Tank Car Committee Members Meeting in Clayton, Mo. At that meeting, Kelso flew in the representatives from GAH so they could better understand and meet some of the people within the rail industry. At the same time, Kelso and GAH laid out an outline as to who and how to approach various companies around the world to join Kelso in commercializing its JS75 SRV. At the present time, Kelso and GAH is putting together a book describing Kelso and its product to send to prospective investors/companies who show an interest in assisting Kelso towards its goals.

On November 14, 2003, Kelso completed the final year of the two years required AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars accumulated over 3 million miles. The AAR required mileage for the service trial cars was only 275,000 miles. Thereby Kelso substantially exceeded the AAR requirements. Currently, Kelso is in the process of arranging the AAR teardown of five of its remaining twenty-five valves in the trial. It is anticipated this teardown to take place during January 2004 with an AAR Observer present. Once the teardown is completed, a report will be submitted to the AAR for their approval and certification allowing Kelso to install its JS75 SRV Pressure Relief Valves on the 75 pound general purpose railroad tank cars carrying hazardous materials.

Discussion of Operations, Financial Condition and Milestones

Liquidity and Solvency

During the three months ended November 30, 2003, the company had no revenues and incurred $157,789 in general and administrative expenses. The major expenditures during the year were as follows:

Accounting & Legal	$	37,898
Management fees	$	33,000
Consulting	$	57,675

Audit and accounting fees for the period totaled $1,500. Legal fees of $27,228 were paid to the law firm of Godhino Sinclair (one of the principals of which is Harley Sinclair, the Company's Corporate Secretary) for general legal matters. $8,955 in legal fees related to patent work on the JS75 SRV.

During the period, $33,000 was paid as management fees to Stephen L. Grossman (the President and CEO of the Company).

Subsequent Events

Subsequent to November 30, 2003, Kelso is arranging to do an AAR required teardown of five of its JS75 SRV valves. This teardown is anticipated to take place in January 2004.

Subsequent to November 30, 2003, Kelso closed a private placement in the amount of Eighty Seven Thousand Seven Hundred Fifty Dollars and Eight Cents ($87,750.08) to be used for working capital.

If you have any questions, please feel free to contact Kelso at 1-604-878-7600 or 1-866-535-7685 (Toll Free).

Kelso thanks you…

Stephen L. Grossman, President and C.E.O.
Kelso Technologies Inc.